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                                                      Filed by AngloGold Limited
                           Pursuant to Rule 425 under the Securities Act of 1933


                             Subject Company: Ashanti Goldfields Company Limited
                                                     Commission File No. 1-14212


                   ANGLOGOLD LIMITED AT DENVER GOLD FORUM 2003

                               SEPTEMBER 24, 2003

BRENTON SAUNDERS: Can you all take your seats, please? Good morning. As the second part of the morning session, next up is Jonathan Best from AngloGold.

AngloGold is one of the major super league players in this business and it's transformed itself dramatically over the past six years from what was a very dominantly South African business into one having a most enviable resource portfolio globally with an excellent balance of operational, political and currency risk.

And AngloGold's more recently very strong operating performances have continually impressed. And as far as I'm concerned, this business is in the best shape that I've ever seen it. But more about that from Jonathan. Jonathan, over to you.

JONATHAN BEST, FINANCE DIRECTOR, ANGLOGOLD LIMITED: Thank you, Brenton, and good morning everyone. I must start by saying that you can hear my voice, but not at its strongest. So, I will try to see that it stays here for at least the duration of the paper.

I would also say that my colleague Dave Hodgson, Chief Operating Officer, was due to share the podium with me. But Dave was unable to be here, but if there are any really technical questions, we have head of our mining technical group, Ben Guenther, sitting over there. And I'm sure that he can handle any of the really difficult questions.

In the audience we have some of our colleagues from Australia, Andrea Maxey; Richard Duffy is here from Johannesburg; Charles Carter and Don Ewigleban from the U.S. and I think Don Birak is here as well. So, we're quite well represented and we'll wander around the foyer afterwards if you'd like to talk to us.

We'd also like to thank the Denver Gold Group for the opportunity to speak at this important conference. And without further ado, we'll move on and I see that my colleague has put up the forward-looking statement. And thank you all for speed reading it and we can then move on.

When AngloGold was conceived in 1996, we sought to create a company which offered both leverage to gold price and provide financial returns on shareholder capital and quite regular dividends from profitable operations after providing for organic growth.

What was unusual about this approach was that it attempted to provide shareholders with an investment which both generated cash and returns today and had the real ability to grow value over the long term.

Although we've established a sound record reducing operating costs and consistently growing margins on our operations globally over the last five years, we recognize this is an area which we still need to improve on.

This imperative is given greater urgency in the context of the increasing strength of local currencies in regions that we operate against the U.S. dollar. And that applies, really, especially to the solid rand, which is incredibly strong at the moment. Notwithstanding this currency impact, coupled with the quarter on quarter reduction in grades, our margins remain high, reflecting the robustness of our operations.
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I'll now turn briefly to the company's performance for the first half year of this year, noting at the outset that we're coming off an unexpectedly high performance in 2002, led for a considerable part by the remarkable though regrettably unsustainable high growth in Morila that Mark referred to and then obviously the weaker South African rand.

We had gold production in the first half of 2003 that was marginally higher than that of corresponding period for last year at 2.8 million ounces. It was at a lower grade, primarily in Morila, Geita and Great Noligwa.

This together with stronger currencies increased our total cash costs by around $60 an ounce to $217 an ounce. The $53 an ounce increase in the received price of gold was not quite sufficient to offset this and we saw operating profit drop seven percent to $286 million.

We had higher exploration costs where we intentionally increased our exploration budget. And there were some increased effective tax rates, which resulted in the headline earnings of the period decreasing by 20% to $140 million or 63 U.S. cents per share.

Looking forward to the rest of the year, we anticipate that many of the operations could continue to come under the pressure from the effect of the weaker dollar on local currencies.

From an operations point of view, we expect it to be relatively steady. But as we said at the end of last quarter, we have a few operational difficulties at Cerro Vanguardia and here in Colorado at CC&V. In Argentina, we expect to free this up fairly quickly and the CC&V one I'll talk about a little bit more.

From a strategic viewpoint, AngloGold continues to focus its attention on value adding growth and ore body and country diversifications in order to continue operating strong cash flows.

In the first half of 2003, 43% of AngloGold's production and 63% of the company's EBITDA came from mines outside South Africa. And you can see there the diversification that Randgold referred to earlier as to those incredibly good fits where we are making far more money outside of South Africa than we are, than we were, shall I say.

The geographical and ore body diversification that has taken place over the last five years has not only changed the company's risk profile, it's transformed its cash generation capacity. As you can see from the growth between current production and EBITDA, there's a huge shift from where we were just five years ago when we were entirely a South African company.

To illustrate the continued the strategy of developing AngloGold's growth potential through the expansion of existing operations, I'll now update you on a number of our organic growth projects in several of the countries where we're active and conclude with some observations about the Ashanti merger.

Excuse me.

In Australia, discussions with our partners at Boddington continue. I'm sure that our partners will choose their own words cautiously in describing the state of this debate. For our part, I'm going to say that we still remain enthusiastic about the project. In fact, not just enthusiastic, but excited about this project as it's probably one of the largest unmined ore bodies in the world at the moment. And subject to the outcome of our discussions, being able to exploit this orebody in a way that meets our investment criteria, we are -
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we remain positive and confident that this ore body will be mined and will be mined rather sooner than later.

Barrie Parker gave a thorough description of the development of our aspirations at Sunrise Dam at the Diggers & Dealers Conference in Kalgoorlie, but let me summarize by reminding you that the underground feasibility study approved by our board in July will launch Sunrise into the next major growth phase. Trial mining at some of the presently unknown underground reserves will continue as part of the feasibility study, which is expected to continue for three years and to establish a reserve of over one million ounces by 2007. While the study will cost 87 million Australian dollars, this will be more than offset by the 300,000 ounces that will come out of the trial mining.

And as you can see from the graphic up there - you can see the existing pit and you can see the heavy mineralization below the existing pit. We believe that there's a good chance that there is a repetition of the mineralization below that level - and this is evidenced by that one drill result you see at the bottom there of 10 meters at 53.6 grams a ton. So Australia for us is very exciting.

Turning to North America, here in the United States, we have completed the proposal for the disposal of the Jerritt Canyon joint venture with Queenstake, in what is a win-win transaction. We have for some time now been reporting the operational difficulties being experienced at CC&V here in Colorado. The leach pad chemistry problems which periodically cause frustrating lockup continue to receive our attention as will the ongoing improvements to the crusher and the whole fleet performance.

AngloGold South America region as a whole continues to perform well. And you might have noticed from that graph - the pie graph earlier - that South America produces 9% of the gold and 22% of the EBITDA. So to say that it continues to perform well is an understatement.

At Cuiaba, the expansion project pre-feasibility study was approved in May and the feasibility study is scheduled to be presented to the board for approval by July 2004. The objective of the project is to increase production from current levels of 780,000 tons per annum to 1.4 million tons per annum and gold production to increase by some 150,000 ounces per year.

The project anticipated the deepening of the mine by driving two ramps to exploit all of the reserves between the 11 and 21 levels and into ramp development and a drilling program to improve geological information. Commission is expected early in 2006, with a 15-year life to 2018. And a total of 2.2 million ounces are expected to be produced from this expansion at a capital cost of $109 million.

At Cerro Vanguardia in Argentina, the installation of a scrubber designed to facilitate the treatment of wet ore is underway. And we expect to see an almost immediate impact on this with the production at Cerro Vanguardia increasing from the end of this quarter.

Looking to East and West Africa, at Morila throughput will increase from 270,000 tons per month to 350,000 tons per month by the year-end. However, this improvement will not offset the effect of the projected declining grades and the increasing tariffs and taxes which come into being after the tax holiday. As we said in our second quarter earnings call, we expect grades to decline significantly in future years based on the knowledge that we have to date. Compounding this is the ending of the customs tax holiday in November, and later in the following year, the income tax holiday.

In our East and West African region, at the Geita JV with Ashanti, the addition of the secondary crushers has increased plant throughput from 5.6 million tons per annum to 6 million tons per annum. This,
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together with the introduction of new leach tanks and an oxygen circuit will have a capital cost of $5 million to AngloGold and a project yield of in excess of 20%.

At Yatela, Alamoutala comes on stream in October, improving the performance of Yatela significantly. And at Sadiola, you may recall that the original 1993 feasibility study was based on a 4 million ton per annum treatment rate for a plant that would initially only treat oxides. We are now treating sulfides at the plant, and the plant has been modified to do that, and we're examining the deep sulfide potential.

In respect to the deep sulfide potential, preliminary metallurgical test work has been done and samples have returned an average recovery of 65 to 70%. The geological model is complete, the resource model has been developed, and the conceptual study is currently being finalized. A pre-feasibility study is scheduled for the first half of the next year with a feasibility study in 2005.

Moving to South Africa, the AngloGold Board approved the TauTona expansion project in April 2001. The project's scope is to access the Carbon Leader Reef operations up to the infrastructural zone of influence as well as accessing a mining area east of the Bank Dyke. The project is expected to produce 2.3 million ounces of gold over a period of 10 years and is progressing according to plan.

At its meeting in July, our Board approved a further three projects at TauTona. These projects are expected to produce 1.8 million ounces over their respective lives at a capital cost of $150 million. The major contributor to this additional production is the TauTona CLR between 120 and 125 levels, which also adds an extra year of life to the mine, taking it to 2014.

Infrastructure comprised of the twin incline system will create four new mining levels below the current lowest working level of 120 level. Production construction will take place over a 10-year period from 2003 to 2012. The project is expected to produce 1.4 million ounces of gold. The two smaller projects---the VCR shaft pillar outside the zone of influence and Area A projects, will yield some 400,000 ounces.

In respect of our recently announced purchase of a portion of the Driefontein Mining Area at a cost of approximately $43 million in an area called 1C11 and located on the western boundary of Driefontein.

We plan to mine this block from existing TauTona infrastructure beginning in 2004 as our long walls are already up against that boundary. Peak production will occur in 2008 and 2009 when almost 90,000 ounces will be recovered each year. By 2012, we expect to have recovered approximately 576,000 ounces from this area.

Driefontein could have mined this block themselves, but would have mined it in a much later time frame and as I said, our long walls are right there and we can mine it right now. Therefore, we think that this was a win/win transaction. And between us, we'll split the spoils of this particular venture.

As I said, this is a good transaction for us and it continues our long established track record in South Africa of seeking to remove farm fences. That's how we refer to artificial surface boundaries rather than geological boundaries. Mining rights in South Africa traditionally were based on ownership of farmers and hence the word farm fences.

Going to Mponeng, which as you can see is adjacent to TauTona, the current operation's performing very well, largely offsetting the assets lost to lower grades at Great Noligwa.

The Mponeng deepening project, approved in April 2001 to deepen the sub-shaft system and provide access tunnels to the Ventersdorp Contact Reef (VCR) horizon on 113, 116 and 120 levels is
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progressing on schedule. With stoping due to commence in April 2004, the project is expected to produce 4 million ounces of gold over a five year period.

And again, if you'd just look at the schematic and when we come back to talk a little bit about Ashanti, you will see there that you have two of the deepest shaft systems in the world with hugely complex infrastructure and where we have special ice making facility by pumping ice slurry down the shaft to cool working areas from a ridge and rock temperature of 55 degrees down to 28 degrees. Deep level gold mining is a hugely complex operation.

The Moab Khotsong Project, as many of you know, has been in development for the past 12 years. Again, an indication of the time it takes to develop deep mines.

The scope of this project has been to sink and construct and equip the shaft system to a depth of 3.1 - three kilometers below the surface, that is - and to provide access tunnels to the reef horizon of 85, 95 and 101 levels and to develop the necessary ore reserve.

The Moab shaft has the longest single wind in the world of over three kilometers. There's one single hoist rope that is three kilometers long and goes to the bottom of that shaft in one drop of the lift. This is some of the fairly substantial technological innovation and expertise that we will seek to utilize and looking at ways of developing Obuasi Deeps potential.

The project is expected to produce 4.1 million ounces of gold over 12 years. The main shaft extension has been completed and the shaft was commissioned to its full depth in June 2002. The rock and ventilation shaft has been sunk and equipped to its final depth. The shaft was commissioned in March 2003 and stoping operations are fully scheduled to commence in the fourth quarter of this year, and built up slowly with commercial production beginning in 2006.

Moab Khotsong Phase 2 is expected to extend the life of Moab by increasing capacity from 16,500 square meters to 24,000 square meters per month. The proposed infrastructure comprises developing a 2.2 kilometer super highway tunnel with a 12 degree decline system of almost 3 kilometer long, which will be sunk from the current 101 level.

Current infrastructure will be upgraded to service 150,000 tons a month. This project is expected to produce a further 4.5 million ounces from the end of 2012 at roughly 700,000 ounces per annum.

We've run through a whole lot of projects here and if we take them together what we have is six projects that are either well advanced or nearing completion that will add 15 million ounces over the lives of these operations at very competitive costs.

In addition, four projects in South Africa, two in Australia, and one in Brazil are in feasibility stage and will add another 15 million ounces of anticipated production also at competitive cash costs.

Turning briefly to exploration, which continues to be a significant element of the AngloGold strategy, we spent $51 million last year on exploration and expect to spend $61 million on exploration this year.

Brownfields exploration continues to add substantial value in 2003. At Sunrise Dam, as I've said, we have added ounces to the reserve and identified significant underground potential. We have discovered reserves at Geita Hill and nearby Nyankanga with further upside expected. At TauTona there are additional outside resources and south side drilling looks encouraging. At Corrego do Sitio in Brazil, drilling has intersected significant grades with economic potential. While drilling at Lamego has
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intersected further underground potential. At Cripple Creek, drilling at the
Wildhorse extension is expected to add about 800,000 ounces of gold to the plan of this operation.

In line with our focused exploration strategy, we have moved out of areas that have not yielded quality results in the greenstone belt in Tanzania, in Nevada, in the Tanami in Australia, and in South Australia.

As far as our greenfields activities are concerned, our existing and new projects for this year and into 2004 include Red Lake in Canada, La Rescatada in Peru, Livengood and Pogo in Alaska and in Brazil with IAMGOLD.

In Africa, our activities are limited to Southern Mali with a watching brief on the DRC, depending on what happens to country risk in the future.

In Australia, exploration will be confined to Tropicana, Yamana, Yandal and the Kimberleys in Western Australia.

In line with AngloGold's "New Frontier" strategy and pending results from existing projects, future greenfields exploration will be redirected from traditional but mature areas into more prospective and higher risk regions. These currently include Southeast Asia, Mongolia, Russia, China, and Colombia.

I'll now turn to the Ashanti transaction, which is, as you know, very topical today. You will be familiar with the detailed presentation and announcement we made on August 5, which is available on our web site and on EDGAR. For the purposes of this presentation, I wish to simply emphasize that we believe our offer to be appropriately structured and valued. We firmly believe that AngloGold is the better partner because it has the financial capacity and the technical capacity to work with the Ashanti team, both to improve the productivity and performance of existing assets and to turn to account the upside in the Ashanti assets in as soon as possible timeframe.

We believe this to be in the interest of all Ashanti's shareholders and to the long-term benefit of shareholders for the combined companies. Perhaps the most useful approach in assessing the rationale for this deal is to reflect on what it is that needs to be done in the short and the longer term to ensure that the Ashanti assets can deliver on their considerable potential. In the first instance, our due diligence discussions with Ashanti management has indicated a real and immediate need to replace the underground mining fleet, to upgrade ventilation and refrigeration systems of the mine, as well as planning systems. We estimate the capital cost of the necessary improvements to be $154 million in the next two years, of which $102 million would have to come from a new partner.

In respects of the planned Obuasi Deeps project, which has the capacity to extend the life of the combined operations to 2040 and beyond, it will be necessary immediately to spend $44 million on a drilling program to establish the feasibility of the proposal. And should this present a sound business case, a future $570 million in today's money will be needed to develop the project. In Siguiri in Guinea, the construction of a carbon-in-pulp plant, which must begin immediately to ensure the viability of the project, requires $60 million of capex of which $19 million is required before the end of this year.

With respect to the important area of human resources and social development on the ground in the Ashanti operations, there are a number of areas - excuse me - requiring attention. In many of these instances, as is the case with operational issues, strategies developed by the Ashanti management are in place, but as a result of insufficient cash, they have not been optimally executed. Among these are a range of technical training needs, a real and urgent need to improve ventilation and refrigeration within
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the Obuasi operation and, very critically, a substantial malaria pandemic which has the effect of significantly affecting labor productivity at Obuasi and the quality of life in the surrounding community.

What value, then, can AngloGold bring to these assets, which would make the merger compelling? We operate 19 mines in eight countries from deep-level, narrow reef operations in South Africa to shallow underground deposits in Brazil, with specialist experience in deep-level operations and we have no need to buy in this expertise from third parties. AngloGold also has the cash, the credit lines and the balance sheet strength to immediately fund the capital requirements of Obuasi. The Obuasi Deeps program, the Siguiri program and other Ashanti operations require cash up front.

And I suppose I should just pause here to contrast our view and that of Randgold. I think if you looked at the numbers that Mark put up, they were not significantly different to the ones that we have in total especially with regard to Obuasi. But we believe that the mine is significantly undercapitalized right now, and this has been because some time ago Ashanti got into a bit of a botched puzzle with the hedge book and with the banks. And while they have all the plans in place, the capital has not been there, and we believe that it needs to be recapitalized here and now today and not over a long period of time. And I suppose that is the fundamental difference of the offer that we have on the table and the offer that Randgold has on the table.

And I think this is very much supported by the fact that the Ashanti Board came to the conclusion or has come to the conclusion that it needs to take a partner because it cannot go on the way it is at the moment because of the undercapitalization of the company.

Moving on, additionally, with our share of Geita and our operating size, we have the ability to introduce at least $15 million cost savings synergies per annum to consolidate Geita ownership, management and reduce financing and procurement and other service costs. The net effect of the expenditure on infrastructure and synergies is likely to reduce cash operating cost by some $20 per ounce over the next five years.

AngloGold has considerable experience in managing malaria in African and rural and urban areas. Our experience in similar settings has shown that the prevalence of the disease in intervention areas could be reduced from 84% to less than 20% in the first three years. Incidence rates at Morila have been decreased from a seasonal peak of 30% in 2000 to 6% in 2002. AngloGold also has the skills and development capacity and experience to assist in underground mining, underground engineering, and mine planning where this is necessary at the Ashanti operation.

In addition to these operating strengths, AngloGold should also - has also considerable experience in successfully interacting with urban and rural communities throughout Africa and elsewhere in the world and in developing appropriate social development programs in partnership with communities, national regional governments, and other trade unions and NGOs.

If one looks at the key cash commitment based on our due diligence and modeling of the way to develop the Obuasi Deeps with a view towards optimizing on the substantial investment required, we believe that the key cash commitments and indicative timeline to be the following:

We'll put in $130 million on closing to repay the MENS plus the interest and also to buy up the options of the employees and to inject working capital. Sixty million dollars is immediately required for Siguiri, as we've said.
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In the period after that in years one to five, $154 million is required for the
Obuasi fleet replacement, and to upgrade ventilation and refrigeration. And obviously, the $44 million to prove up the Obuasi Deeps. And as I said before, $570 million is required for us to complete this.

We believe that Ashanti shareholders will be looking to the partner that offers the greatest up-front and ongoing realizable value at the lowest level of risk. Let me outline the key reasons why the AngloGold offer distinguishes itself.

Firstly, up-front value. It's important that people do not compare the value of the offer by relying on the see through values of the offer terms, but to look at it in its totality. Under the Randgold proposal, Ashanti will constitute 70% of the enlarged company. This is essentially a repackaging of Ashanti and therefore without synergies. It's difficult to see where any of the premium will be unlocked as the company goes forward. This is a merger, and therefore shareholders will look not only for up-front value, but also the partner with the capacity to generate sustainable returns.

The defining characteristics of the AngloGold offer to deliver this value are clear:

 Obviously, the scale of the operation will make it one of the largest companies in the world of gold companies with a market cap of 10 billion or more and it will have an EBITDA of over a billion per annum.

More specifically for Ashanti, financial capacity is critical. It may just be possible for Ashanti to survive with little incremental financing, but we want to get the most out of these assets. And that will involve substantial ongoing capital investment.

Committed financing must be in place up-front to fund the costs that I've already mentioned. Our approach to ongoing capital expenditure will be driven by value, maximizing - excuse me - will be driven by value maximization and not financial constraints.

This investment is critical not only for value creation, but also for the Republic of Ghana. Investments in health and safety and updating mining equipment and better training and malaria control and better working conditions through improved ventilation and improved returns increase lives. This is about having the resources to offer the best chance to develop the Obuasi Deeps, which would represent one of the most significant foreign direct investments in Africa.

Although we have put a great deal of work into developing conceptual planning models, until the underground drilling is complete we may not know the optimum development strategy. This may involve substantial capital expense and AngloGold has the resources to make sure that this happens.

Having fully committed finance is crucial but a partner also has to have technical expertise to develop and deliver value for this investment. AngloGold has world leading deep level underground mining and mine development expertise immediately available.

We have a track record of working with Ashanti at Geita and for some years work
- sorry - for some years have worked really well together. We hope that financial investment and technical expertise will quickly reduce costs, particularly at Obuasi.

Economic value would have been created through ongoing synergies and benefits to cutting admin expenses through financing synergies and by consolidating ownership of Geita. That's tangible economic upside for AngloGold and Ashanti shareholders.
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We therefore have a clear strategy to create value and we also want to offer investors not just the prospect of capital growth, but also a sustainable cash return through an ongoing dividend stream. AngloGold is the partner that has a track record of offering shareholders a high dividend pay-out after providing for value enhancing growth. Based on AngloGold's 2002 dividend, the government of Ghana would have received eight million dollars in dividends in a single year.

We therefore have a powerful case for upfront and ongoing value creation. However, this value must be realized to be of interest to shareholders. We know, for example, that Lonmin may well want to monetize its investment. AngloGold's share turnover is more than $14 million a day and is liquid in both the Johannesburg and the New York markets.

On Randgold's first day trading in London in the FTSE 250, the shares turned over to just two million dollars.

Finally, we need to look at risk. Again, the AngloGold book can be differentiated. Not only does AngloGold have the breadth of operations to ensure the diversity of risk but importantly AngloGold is the partner that has the experience and track record to manage down a hedge book in the volatile price environment without destroying value. And we do have an excellent track record on that.

These, to list just a few of some of the compelling characteristics of our offer that we believe make us the partner of choice. Let me conclude by noting that the AngloGold management team is very excited about the potential of this transaction. We have a high regard for the Ashanti team and we believe we can share the risks and rewards of developing the full potential of their resources and that this powerful new combination will enrich all of the shareholders. Thank you.

BRENTON SAUNDERS: Thank you very much, Jonathan. I think we're going to have to move on to the next presentation. Thank you.


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                            ADDITIONAL INFORMATION



In the event a transaction is entered into between AngloGold and Ashanti, AngloGold will file important documents with the SEC. IN THE EVENT A TRANSACTION IS ENTERED INTO, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ ALL SUCH DOCUMENTS FILED WITH THE SEC, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of any such documents at the SEC's website at www.sec.gov or by directing a request to AngloGold Limited, 14th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa, Attention: Chris Bull, Company Secretary.